August 7, 2006

Mark A. von Bergen
(503) 243 5874
mark.vonbergen@hklaw.com
VIA OVERNIGHT MAIL
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Roger Schwall
Mail Stop 7010

Re:	Converted Organics Inc.
Registration Statement on Form SB-2
SEC File No. 333-135174
Filed June 21, 2006
Dear Mr. Schwall:
     On behalf of Converted Organics Inc., a Delaware corporation, we submit the following responses to the Division’s letter of July 21, 2006 regarding the Registration Statement. For your convenience, we have reproduced the comments from your letter and our response follows each comment.
Prospectus Cover Page
     1.     You appear to be engaged in a firm commitment offering of securities. Please note that your underwriter’s commissions are subject to NASD prior to effectiveness.
     The Company acknowledges that the underwriter’s commissions are subject to NASD review and approval prior to effectiveness.
     2.     We note your disclosure throughout the prospectus that the public warrants may not be exercisable at a future date if a current registration statement for the underlying shares is not available at such time. Please clarify your disclosure in this regard. We note that the current registration statement covers the offer and sale of the public warrants and the shares underlying such warrants.
     As requested, this disclosure has been clarified by adding language in two places on page 2.

Annapolis • Atlanta • Bethesda • Boston • Chicago • Fort Lauderdale • Jacksonville • Lakeland • Los Angeles
Miami • New York • Northern Virginia • Orlando • Portland • Rancho Santa Fe • Sacramento
San Francisco • Tallahassee • Tampa • Washington, D.C. • West Palm Beach
Beijing • Caracas* • Helsinki* • Mexico City • Tel Aviv* • Tokyo • *Representative Office

U.S. Securities and Exchange Commission
August 7, 2006

     3.     We note that after 30 days, Paulson Investment Company will determine when separate trading of the warrants will occur. In an appropriate place in the registration statement, disclose the factors to be considered in making such determination.
     Paulson Investment Company will not have discretion to determine when separate trading of the warrants will occur after 30 days. Changes have been made to the cover page and page 2 to reflect that fact.
Prospectus Summary, page 1
Our Company, page 1
     4.     Throughout your filing, you use terms such as “high value” natural fertilizer and “premium pricing.” Please provide supplemental support for such statements or remove them from the registration statement.
     References to “high value” and “premium pricing” have been removed on page 1 and elsewhere in the prospectus.
Risk Factors, page 4
     5.     Please provide a risk factor to indicate that your auditors have raised substantially doubt regarding your ability to continue as a going concern.
     A new risk factor addressing the going concern qualification has been added to page 4.
     6.     We note your risk factor regarding the bond issuance as a prerequisite for your offering. According to your disclosure, the current securities offering would not occur if the bond offering is not completed simultaneously. Please consider excluding the risk factor about your bond issuance as the securities offering would not occur if the bond issuance fails to progress.
     The risk factor regarding the concurrent bond issuance has been deleted as suggested.
Dilution, page 17
     7.     We note your disclosure on page 3 explaining that all references to the “per share price” of any units sold refers to the price of the common share contained in a unit, with no value allocated to the Class A and Class B warrants. Similarly, preceding your dilution table, you explain that you have allocated the full purchase price of a unit to the share of common

U.S. Securities and Exchange Commission
August 7, 2006

stock included in the unit. Please disclose the basis under which you have assigned no value to the warrants that are also included in the unit; and for attributing the unit price entirely to the common share. Also address the implications on the relevancy of the resulting measures in preparing your disclosures in this manner.
     The Company has chosen not to assign any value to the Class A and Class B warrants when referring to the “per share price” of any units sold and has allocated the full purchase price of a unit to the share of common stock because of the uncertainty of determining a value for the warrants. To our knowledge, this approach has been used in all unit offerings underwritten by Paulson Investment Company, Inc. If any value were allocated to the Class A and Class B warrants, the amount of dilution to the public shareholders would be reduced; the more value ascribed to the warrants, the greater the reduction in dilution. Because of the difficulty of assigning a value to the warrants, the Company has chosen the conservative approach of assigning no value at all. The Company has added disclosure in the Dilution table on page 17 to reflect in general terms the impact on dilution calculations of this approach.
     8.     Tell us how you have calculated the number of shares to be purchased by the Bridge investors at 303,000, given the information in your disclosure under Note 5 on page F-11.
     The number of shares (303,000) was arrived at by dividing the total bridge loan principal amount ($1,515,000) by the assumed initial price to the public of the units ($5.00). This calculation is called for by the terms of the bridge loan and applies in the event the public offering is consummated before October 16, 2006. The calculation described in Note 5 applies in the event the public offering is not completed by October 16, 2006.
Plan of Operation, page 18
     9.     Please disclose clearly in the introduction that you currently have no operations and no revenue from any source.
     The Company has added the requested disclosure in the first paragraph under “Introduction.”
Liquidity and Capital Resources, page 20
     10.     We note that subsequent to the offering and the bond issuance, you plan to pay approximately $2.0 million in current liabilities from the proceeds of the equity offering. Please elaborate regarding the specific liabilities to which you refer. We note your disclosure in the use of proceeds section.
     The Company has added the requested disclosure in the second full paragraph on page 21.

U.S. Securities and Exchange Commission
August 7, 2006

Proposed Business, page 23
     11.     In an appropriate place, please disclose the duration and effect of all patents and licenses held.
     The Company intends to respond to this comment in the next amendment.
Environmental Benefits of Our Business Model, page 23
     12.     In your comparison of methods for managing food waste, you list environmental impacts. However, the discussion does not seem to include balanced negatives for Converted Organics. Based upon your website, it appears that Converted Organics would use both electricity and natural gas in its production. Additionally, one of the by-products appears to be waste water or sewage. Please revise accordingly.
     The Company has revised the table on page 24 to provide a more balanced presentation.
Business Strategy, page 27
     13.     In your discussion of a New York City site, you indicate that you will be able to capture 75,000 tons of waste per year in your 15,000 ton per year facility. Please advise regarding this difference.
     This disclosure has been deleted.
Fertilizer Products, page 28
     14.     Please cite to the university laboratory studies that you discuss in support of the efficacy of your product. Additionally, please note whether any of the studies are published, peer-reviewed or subject to scrutiny. Likewise, please confirm that such studies are publicly available for free or for a de minimis amount.
     The Company will make copies of each of the studies cited available upon request to the public for no charge; disclosure to that effect has been added on page 28. There are separate studies for potatoes, tomatoes, squash, blueberries, grapes, cotton and turf grass. Citations to each of these studies would be voluminous and of little or no value to the reader.
Company History, page 33
     15.     Provide a thorough history of the company including history of predecessors as required by Item 101 of Regulation S-B.
     Additional details of the history of the Company and its predecessors have been included under “Company History” on page 33.

U.S. Securities and Exchange Commission
August 7, 2006

Related Party Transactions, page 40
     16.     You indicate that you intend to distribute a total of $300,000 of the proceeds of this offering to officers, directors and consultants for compensation accrued and not paid. Please provide the exact amounts of compensation accrued and unpaid for each named individual. In addition, please expand your disclosure in the Use of Proceeds section to describe the named individuals and amounts to be repaid with respect to the “shareholder loans.”
     The Company has added disclosure on page 40 as well as on page 15 under “Use of Proceeds” to describe the distribution of the $300,000. Additional disclosure has also been added on page 15 to indicate the names of shareholders who provided loans to the Company.
     17.     Please tell us whether the amounts invoiced by Weston Solutions were paid or whether the amounts are still unpaid.
     The Company has added disclosure about payments to Weston Solutions on page 40.
Transfer Agent Warrant Agent and Registrar, page 44
     18.     In a future amendment, please include the name of your transfer agent.
     We will add the name of the transfer agent, which has not yet been selected, in a future amendment.
Underwriting, page 47
     19.     Please remove the term “certain” from this section and describe in detail the legal matters to be approved of and the conditions in question.
     The term “certain” has been removed and the legal matters to be approved of and the conditions in question have been added on page 47.

U.S. Securities and Exchange Commission
August 7, 2006

Legal Matters, page 47
     20.     Please remove the term “certain” from this section and describe in detail the legal matters to be passed upon.
      No change has yet been made in response to this comment. Underwriter’s counsel intends to call the staff concerning this comment to obtain clarification.
Where You can Find More Information, page 50
     21.     We note that you indicate that the statements contained in your prospectus are qualified in all respects to the contents of other documents. Please remove the qualification. Investors should be entitled to rely upon the information contained in your prospectus.
     The qualification has been removed from page 50.
Financial Statements
     22.     We see that your interim information is limited to the quarter ended March 31, 2006; and the cumulative inception to date activity. The guidance in Item 310(b) of Regulation S-B would ordinarily also require income statements and statements of cash flows for the comparable interim period of the preceding fiscal year.
     The Company has chosen not to include income statements and statements of cash flows for the interim period of the preceding fiscal year because the information is not comparable and would be of no value to the reader.
Note 1 — Significant Accounting Policies
Nature of Operations, page F-8
     23.     We note that you merged with Mining Organics Management LLC (MOM LLC), and Mining Organics Harlem River Rail Yard LLC (HRRY LLC), in February 2006. Please expand your disclosure to discuss the following:
     (a)     the nature of your business, as well as the businesses of MOM LLC and HRRY LLC, prior to the mergers;
     (b)     details about your relationship to MOM LLC and HRRY LLC prior to the mergers, sufficient to understand why accounting for the mergers as a recapitalization is appropriate under the circumstances;

U.S. Securities and Exchange Commission
August 7, 2006

     (c)     the way in which the mergers were structured, including any monetary or non-monetary consideration conveyed in completing the merger.
It should be clear from your disclosure how you were able to obtain MOM LLC by issuing shares only to “...members of HRRY LLC,” as indicated in your disclosure under Note 6 on page F-12. Further, please provide us with your analysis supporting your determination that SAB 54 applies to these transactions; and describing the manner by which you have applied this guidance in preparing your financial statements.
     The Company has added the requested disclosure on page F-8.
     The application of SAB 54 is appropriate in this context because (i) Converted Organics, Inc. is, in fact, the continuation of the business carried out by MOM and HRRY, and (ii) the formation of Converted Organics, Inc. by the members of MOM, HRRY, and others meets the definition of a “collaborative group.” Based on the foregoing, it is the Company’s opinion that the facts and circumstances are most appropriately accounted for as a recapitalization of the (existing) business using the pushdown method of accounting, the application of which provides a clear picture of the history of this business from the inception of MOM and HRRY through the formation of the corporation and its use of the pre-existing research and development costs and assets.
Note 6 — Owners’ Equity (Deficit), page F-12
     24.     We note that you issued 733,333 shares to your founders for no cash consideration. Please expand your disclosure to describe any non-monetary consideration given in exchange for the shares; your rationale for issuing these shares should be clear. Please also expand your disclosure to describe the relationship between your founders and the prior owners of MOM LLC and HRRY LLC.
     The Company has added the requested disclosure on page F-12.
Note 10 — Subsequent Events, page F-13
Stock Option Plan, page F-13
     25.     We note your disclosure explaining that as of June 15, 2006 you had outstanding options to purchase 643,000 shares of your common stock at an average exercise price of $3.75 per share, which vested on the date of grant.
     Please expand your disclosure to include the date of grant, a description of your approach for valuing the options, and the amount and timing of expense recognition. If you referenced a fair value for your common shares other than the expected offering price in valuing the options, submit an explanation of your rationale.
     On a related point, we note your disclosure in Note 5 on page F-11 that you issued bridge equity units to bridge noteholders with a value of $500,000. Please tell us the approach
     Disclosure has been added on page F-14 to address the issues raised with respect to options.
     In Note 5 on pages F-11 and F-12, an actual value of $1,515,000 has been attributed to each of the Bridge Loans and the Bridge Equity Units, for a total of $3,030,000. The $1,515,000 actual value of the Bridge Equity Units was computed as follows: In June 2006, the Company completed a $1,515,000 bridge loan from lenders. At the closing of a public offering on or before October 16, 2006, bridge lenders will be entitled to receive units identical to the units being offered in the Company’s initial public offering. Each bridge lender will be entitled to receive that number of units equal to the principal of the lender’s note divided by the initial public offering price. Stated differently, upon closing of an initial public offering on or before October 16, 2006, the Company will be obligated to issue to the bridge lenders a number of units with a market value of $1,515,000.

U.S. Securities and Exchange Commission
August 7, 2006

taken in determining the value of these units.
Part II
Item 25. Other Expenses of Issuance and Distribution, page II-2
     26.     The category you have labeled as “Miscellaneous” seem to represent a substantial sum of the expenses. Please break down the category further to specifically detail the expenses entailed in Miscellaneous.
     The table has been revised to reflect a more accurate breakdown of expenses.
Item 26. Recent Sales of Unregistered Securities, page II-2
     27.     Please disclose the value of the services rendered in exchange for the issuance of 689,999 shares of common stock to management and other founders. Please also discuss the amount of loan fees extinguished through your issuance of 43,334 shares of common stock on February 2006. See Item 701(c).
     Item 26 has been revised to accurately reflect the circumstances of the issuances.
     28.     Tell us in detail how the 2006 Stock Option Plan meets the requirements of Rule 701 pursuant to Item 701(d). Please also provide details on option exercise pursuant to the 2006 Stock Option Plan.
     The 2006 Stock Option Plan may not meet the requirements of Rule 701; accordingly, the disclosure has been revised to describe the availability of an exemption under Section 4(2) for grants of options under the Plan. The information on option exercises pursuant to the 2006 Stock Option Plan can be found under “Stock Option Plan” on page 37. This information does not appear to be required by Rule 701 to be included in Item 26.
Item 17. Exhibits, page II-3
Exhibit 5.1 — Legality opinion
     29.     In the next amendment, please include the legality opinion of Holland & Knight. Note that we may have additional comments.
     The legality opinion has been filed with this amendment.
Exhibit 10.10 — IBR Plant License Agreement dated July 15, 2003
     30.     We note that you have included the IBR Plant License Agreement and have redacted portions of the document pursuant to a Confidential Treatment Request. We have not yet received your request. Please advise.

U.S. Securities and Exchange Commission
August 7, 2006

     The Confidential Treatment Request was delivered to the Secretary’s Office on July 6, 2006.

Very truly yours, HOLLAND & KNIGHT LLP /s/ Mark A. von Bergen

Enclosures
cc:	Edward J. Gildea, Converted Organics
Tom Palmer, Tonkon Torp
Dana Wilson, Carlin, Charron & Rosen
Lorraine Maxfield, Paulson Investment Company